Free Writing Prospectus

Filed on May 20, 2009

Pursuant to Rule 433

Registration No. 333-141560

Fifth Third Bancorp

News Release

CONTACTS:	Jim Eglseder (Investors)	FOR IMMEDIATE RELEASE
	(513) 534-8424	May 20, 2009
Rich Rosen (Investors)
(513) 534-3307
Debra DeCourcy, APR (Media)
(513) 534-4153

FIFTH THIRD ANNOUNCES CAPITAL ACTIONS

•	AT THE MARKET OFFERING OF UP TO $750 MILLION OF COMMON STOCK

•	OFFER TO EXCHANGE COMMON STOCK AND CASH FOR $1.1 BILLION IN 8.5% NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES G

•	ACTIONS EXPECTED TO EXCEED SCAP COMMITMENT AND POSITION FIFTH THIRD FOR REPAYMENT OF TREASURY INVESTMENT

Fifth Third Bancorp (“Fifth Third;” Nasdaq: FITB) today announced plans related to two capital transactions, which together are intended to more than meet our commitment to increase our Tier 1 common equity. If successful, these two transactions would provide common equity capital beyond the $1.1 billion common equity buffer required by the results of Fifth Third’s Supervisory Capital Assessment Program assessment under the “more adverse scenario.” These results were announced on May 7, 2009, and described more fully in our press release and presentation furnished on Form 8-K on that same date.

Fifth Third plans to sell up to an aggregate of $750 million of its common shares from time to time through an “at the market” offering through Morgan Stanley and Merrill Lynch & Co. as sales agents and/or principals. We expect a portion of the proceeds of shares issued under this offering to be utilized to fund the cash portion of our offer to exchange cash and common shares for Series G convertible preferred depositary shares. Proceeds of the offering not utilized in the exchange offer will be available for general corporate purposes. These purposes would include the future use of the proceeds – in addition to other capital or funds we have generated or will generate, including the issuance of qualifying debt – to repay all or a portion of the preferred stock and warrants we issued to the U.S. Department of Treasury as part of the Capital Purchase Program, subject to consultation with and approval from regulatory authorities.

Fifth Third will concurrently offer holders of its $1.1 billion Series G convertible preferred depositary shares, in exchange for tendering their shares in integral multiples of 250 shares to Fifth Third, a cash payment in a fixed amount of $30 per Series G depositary share in addition to a conversion of the common shares underlying the Series G preferred shares. There are 11,075,000 Series G depositary shares outstanding, convertible under certain circumstances into 95.7 million Fifth Third common shares at a price per common share of $11.575. Based upon our closing common per share price on May 18, 2009 of $7.99, the exchange offer would value each Series G depositary share at $99.03, consisting of $69.03 in parity value of the underlying common shares and the remainder in the form of the $30 in cash offered above that parity value. The Series G depositary shares closed at a price of $91.69 on May 18, 2009. The $30 in cash represents approximately 3.5 years of dividends on the Series G depositary shares at recently declared levels of periodic dividend payments, relative to our ability to cause mandatory conversion under certain circumstances on or after June 30, 2013, approximately 4 years from the close of the tender period.

We estimate that up to 45 percent of the proceeds from the common share offering could be utilized for the cash portion of the Series G convertible preferred exchange, if fully exchanged. The actual percentage of proceeds from the offering used to fund the cash portion of the exchange will depend on the number of Series G depositary shares exchanged and the amount of proceeds received from the offering.

We continue to believe that the Series G exchange, or other similar transactions, in addition to the sale of non-strategic assets and/or other securities owned by Fifth Third, would generate sufficient Tier 1 common equity to meet or exceed the $1.1 billion it has committed to increase as a result of the SCAP assessment. Additional shares issued under the common stock offering are expected to enable us to meet that commitment earlier and to generate Tier 1 common equity beyond $1.1 billion.

These transactions, if successful, combined with the expected capital benefit from the completion of our pending processing joint venture with Advent International, would significantly enhance our capital ratios. On a pro forma basis as of March 31, 2009, our Tier 1 common equity ratio would have exceeded 6 percent and our Tier 1 capital ratio would have exceeded 12 percent. (These capital ratios on a reported basis as of that date were 4.5 percent and 10.9 percent, respectively.) Including the benefit of the above transactions, all of our capital ratios as of March 31, 2009 would have exceeded regulatory well-capitalized minimums as well as our own target ratios, even without the inclusion of the CPP preferred stock issued to the U.S. Treasury. We currently expect our capital ratios to continue to exceed regulatory well-capitalized minimums under the SCAP “more adverse scenario,” excluding the CPP preferred stock, subject to a successful completion of the above-described transactions. Upon completion of these transactions and resulting establishment of the required Tier 1 common equity buffer, we intend to consult with our regulators to devise a plan and timeline for the repayment of the CPP preferred stock investment.

Morgan Stanley and Merrill Lynch & Co. are acting as sales agents and/or principals in connection with the equity offering, with Sullivan & Cromwell, LLP acting as their counsel. J.P. Morgan Securities Inc. is acting as financial advisor in connection with the offer to exchange, with Wachtell, Lipton, Rosen & Katz acting as its counsel. Graydon Head & Ritchey LLP is acting as legal advisor to Fifth Third in both transactions.

Fifth Third has filed a registration statement (including a prospectus) with the SEC for the common stock offering described in this communication. Before you invest, you should read the prospectus in that registration statement and other documents Fifth Third has filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Fifth Third or the sales agents will arrange to send you the prospectus if you request it by contacting Morgan Stanley at (866) 718-1649 (or by e-mail at prospectus@morganstanley.com) or Merrill Lynch & Co. at (888) 803-9655 (or by mail at Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department).

The exchange offer for the Series G depositary shares is being made pursuant to an Offer to Exchange and related letter of transmittal, copies of which may be obtained without charge from the Information Agent for the exchange offer, D.F. King & Co., Inc., who may be reached toll-free at (800) 207-3158 or banks, brokers and foreign holders can call collect at (212) 269-5550. The Offer to Exchange and other related documents have also been filed with the Securities and Exchange Commission on Schedule TO and may be obtained for free at the Commission’s web site, http://www.sec.gov. The exchange offer is subject to the satisfaction of certain conditions. Holders of depositary shares are urged to read the Offer to Exchange and related letter of transmittal because they include important information.

This press release is not an offer to sell or purchase or an offer to exchange or a solicitation of acceptance of an offer to sell or purchase or offer to exchange, which may be made only pursuant to the terms of the prospectus or Offer to Exchange and related letter of transmittal, as applicable.

General Information

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. As of March 31, 2009, the Company had $119 billion in assets, operates 16 affiliates with 1,311 full-service Banking Centers, including 95 Bank Mart® locations open seven days a week inside select grocery stores and 2,354 ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Pennsylvania, Missouri, Georgia and North Carolina. Fifth Third operates five main businesses: Commercial Banking, Branch Banking, Consumer Lending, Investment Advisors and Fifth Third Processing Solutions. Fifth Third is among the largest money managers in the Midwest and, as of March 31, 2009, has $166 billion in assets under care, of which it managed $23 billion for individuals, corporations and not-for-profit organizations. Investor information and press releases can be viewed at www.53.com. Fifth Third’s common stock is traded on the NASDAQ® National Global Select Market under the symbol “FITB.”

Forward-Looking Statements

This news release contains statements that we believe are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder. These statements relate to our financial condition, results of operations, plans, objectives, future performance or business. They usually can be identified by the use of forward-looking language such as “will likely result,”

“may,” “are expected to,” “is anticipated,” “estimate,” “forecast,” “projected,” “intends to,” or may include other similar words or phrases such as “believes,” “plans,” “trend,” “objective,” “continue,” “remain,” or similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” or similar verbs. You should not place undue reliance on these statements, as they are subject to risks and uncertainties, including but not limited to the risk factors set forth in our most recent Annual Report on Form 10-K and our most recent quarterly report on Form 10-Q. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements we may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to us.

There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) general economic conditions and weakening in the economy, specifically the real estate market, either nationally or in the states in which Fifth Third, one or more acquired entities and/or the combined company do business, are less favorable than expected; (2) deteriorating credit quality; (3) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (4) changes in the interest rate environment reduce interest margins; (5) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (6) Fifth Third’s ability to maintain required capital levels and adequate sources of funding and liquidity; (7) maintaining capital requirements may limit Fifth Third’s operations and potential growth; (8) changes and trends in capital markets; (9) problems encountered by larger or similar financial institutions may adversely affect the banking industry and/or Fifth Third (10) competitive pressures among depository institutions increase significantly; (11) effects of critical accounting policies and judgments; (12) changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board (FASB) or other regulatory agencies; (13) legislative or regulatory changes or actions, or significant litigation, adversely affect Fifth Third, one or more acquired entities and/or the combined company or the businesses in which Fifth Third, one or more acquired entities and/or the combined company are engaged; (14) ability to maintain favorable ratings from rating agencies; (15) fluctuation of Fifth Third’s stock price; (16) ability to attract and retain key personnel; (17) ability to receive dividends from its subsidiaries; (18) potentially dilutive effect of future acquisitions on current shareholders’ ownership of Fifth Third; (19) effects of accounting or financial results of one or more acquired entities; (20) difficulties in combining the operations of acquired entities; (21) lower than expected gains related to any potential sale of businesses; (22) failure to consummate the sale of a majority interest in Fifth Third’s merchant acquiring and financial institutions processing businesses (the “Processing Business”) or difficulties in separating the Processing Business from Fifth Third; (23) loss of income from any potential sale of businesses that could have an adverse effect on Fifth Third’s earnings and future growth; (24) ability to secure confidential information through the use of computer systems and telecommunications networks; and (25) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity.

You should refer to our periodic and current reports filed with the Securities and Exchange Commission, or “SEC,” for further information on other factors which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

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